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Jonathan Rath

Senior Practice Director at Oracle NetSuite

Orange County, California Area · 500+ connections ·

Contact info

NetSuite

University of Southern California - Marshall Scho...

About

Entrepreneur and digital strategy leader with 20+ years of experience designing, planning and managing strategic programs for leading Fortune 1000 companies, including: Nike®, Walmart®, Target®, Cabela's®, Carter's®, and TOMS® among many others. Expertise includes business development, team leadership, omnichanr ... see more

Experience

Senior Practice Director | Retail Vertical Leader
NetSuite
2017 – Present · 2 yrs

Founder and CEO
LOCL Enterprises Inc.
2019 – Present · less than a year
Greater Los Angeles Area

Client Engagement Leader | Retail Strategy and Operations
Deloitte
2011 – 2016 · 5 yrs
Greater Los Angeles Area

Partner
Pinnacle Rock Associates (now part of Oracle Retail)
2004 – 2010 · 6 yrs
San Francisco Bay Area

Strategic Planning Manager
Walmart eCommerce
2003 – 2004 · 1 yr
San Francisco Bay Area

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Education

University of Southern California - Marshall School of Business

University of California, Berkeley
Bachelor of Science (BS), Economics

Skills & Endorsements

Strategy · 18

Endorsed by **Jason Stern and 1 other who is highly skilled at this**

Endorsed by **2 of Jonathan's colleagues at Commerce One**

E-commerce · 9

Endorsed by **Craig Samford, who is highly skilled at this**

Inventory Management · 5

Alpay T. Soyoğuz, CFA and 4 connections have given endorsements for this skill

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Recommendations

Received (2) Given (0)

Faruk Abdullah
Managing Director, Head of San Francisco Office at Promidian Consulting
March 3, 2011, Jonathan worked with Faruk in the same group

I have had the pleasure of working with Jon on several strategy and technology projects. His exceptional leadership and general management skills were the first things that stood out during my experience working with him. It is very rare that someone possesses such a high level of retail subject matter e... See more

David Mosse
Partner and General Counsel -- TPG Growth | The Rise Fund
February 21, 2011, David worked with Jonathan but at different companies

Jonathan and I have collaborated for nearly ten years on a number of original ventures, principally in the retail sector. Jonathan has a deep understanding of all areas of retail operations, which he marries with a creative side that provides for a unique and powerful combination. He is a passi... See more

Accomplishments

2 Languages
English • Spanish